Mail Stop 4561

February 21, 2008

VIA USMAIL and FAX (617) 624 - 8999

Mr. Marc N. Teal
Principal Financial Officer
Boston Capital Tax Credit Fund IV, L.P.
One Boston Place, Suite 2100
Boston, Massachusetts 02108

> **Re:    Boston Capital Tax Credit Fund IV, L.P.**
> **Form 10-K for the year ended 3/31/2007**
> **Filed on 7/16/2007**
> **File No. 000-26200**

Dear Mr. Marc N. Teal:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant